CONVERSUS STEPSTONE PRIVATE VENTURE AND GROWTH FUND

128 S Tryon St., Suite 880

Charlotte, NC 28202

VIA EDGAR

July 1, 2022

Raymond Be, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Venture and Growth Fund

Registration Statement on Form N-2

Filing No: 333-263765; 811-23786

Dear Mr. Be:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conversus StepStone Private Venture and Growth Fund (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 9:00 a.m., Eastern Time, on Thursday, July 7, 2022, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

CONVERSUS STEPSTONE PRIVATE VENTURE AND GROWTH FUND

By:	/s/ Robert W. Long

Name: Robert W. Long
Title: President and Principal Executive Officer

FORESIDE FINANCIAL SERVICES, LLC

3 Canal Plaza, Suite 100

Portland, Maine 04101

VIA EDGAR

July 1, 2022

Raymond Be, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Venture and Growth Fund

Registration Statement on Form N-2

Filing No: 333-263765; 811-23786

Dear Mr. Be:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Foreside Financial Services, LLC, in its capacity as distributor of Conversus StepStone Private Venture and Growth Fund (“Registrant”), hereby joins in the request of the Registrant for acceleration of the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (“Registration Statement”) so that the Registration Statement may be declared effective at 9:00 a.m., Eastern Time, on Thursday, July 7, 2022, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

FORESIDE FINANCIAL SERVICES, LLC

By:	/s/ Teresa Cowen
Name: Teresa Cowen
Title: President